FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

First Manhattan Securities LLC
Year Ended December 31, 2025
With Report of Independent Registered Public Accounting Firm

(SEC I.D. No. 8-10438)

This report is deemed Confidential in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.



EisnerAmper LLP
11 Grand Central East
733 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners and Managing Members of
First Manhattan Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of First Manhattan Securities LLC (the "Company") as of December 31, 2025, and the related statements of income, changes in net worth, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Information

The information contained in the Supplemental Information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information contained in the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

EisnerAmper LLP

We have served as the Company's auditor since 2023.

EISNERAMPER LLP
New York, New York
February 26, 2026

<p style="text-align:center">First Manhattan Securities LLC</p>
<p style="text-align:center">Statement of Financial Condition</p>
<p style="text-align:center">December 31, 2025</p>
<p style="text-align:center">*($ in thousands)*</p>

Assets

Cash	$	214
Receivable from clearing broker, net		2,328
Investments in marketable securities owned by the Company,		
at fair value (cost $3,234)		3,286
Other assets		125
Total assets	$	5,953

Liabilities and Net worth

Liabilities

Accounts payable and other liabilities	$	138
Total liabilities		138
Net worth		5,815
Total liabilities and net worth	$	5,953

See accompanying notes.

First Manhattan Securities LLC

Notes to Financial Statements

Year Ended December 31, 2025
($ in thousands)

1. Organization

First Manhattan Securities LLC (the "Company") is a broker dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a Delaware limited liability company. The Company is a wholly owned subsidiary of FMC Group Holdings LP ("Parent"). The Company has a fully disclosed clearing agreement with Pershing LLC ("Pershing") pursuant to which Pershing provides clearing and related functions. Under this arrangement, Pershing, under the Company's continuing supervision, assumes the physical custody of, and conducts the brokerage settlement activities for, the accounts of the Company and its customers.

The Company is engaged in a single line of business as a securities broker-dealer. The Company has identified its Financial and Operations Principal (FinOp) as the chief operating decision maker ("CODM"), who uses excess net capital (see Note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

2. Significant Accounting Policies

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"), as codified in the Accounting Standards Committee ("ASC') and set forth by the Financial Accounting Standards Board ("FASB"). Significant accounting policies are as follows:

U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash consists of cash in a bank, held at one financial institution which at times may exceed federally insured limits.

The Company records all transactions on a trade date basis. Investments owned are carried at fair market value, which generally is the last trade for listed securities, or the closing bid for over-the-counter securities.

2. Significant Accounting Policies (cont.)

Realized gains and losses from sales of investments are computed using the specific identification basis. Dividends received are recorded on the ex-dividend date and interest is recorded on the accrual basis.

3. Revenue Recognition

The Company recognizes revenue to depict the transfer of promised services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company buys and sells securities on behalf of its customers. Commissions are recorded on the trade date. The Company has determined that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership have transferred to/from the customer.

4. Receivable from Clearing Broker, Net

Receivable from clearing broker, net represents cash maintained at Pershing, interest receivable, commissions and ticket charges earned as an introducing broker for customer transactions, net of clearing and related expenses. Included in the receivable is the Company's security deposit with clearing broker, which increased by $1,150 to a balance of $1,250. With the increase, Pershing lowered the net capital requirement that the Company was required to hold. There were no changes to the Company's regulatory net capital requirement.

The Company uses a current expected credit loss ("CECL") methodology to estimate expected credit losses over the life of its financial assets. Based on management's assessment of the nature and credit quality of financial assets held at Pershing, no allowance for credit losses was recorded.

5. Regulatory Capital and Other Information

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250 or 2% of aggregate

($ in thousands)

5. Regulatory Capital and Other Information (cont.)

debit balances arising from customer transactions, as defined. At December 31, 2025, the Company had net capital, as defined, of $5,684, which exceeded the minimum net capital requirement by $5,434.

6. Investments

The Company measures its financial instruments in accordance with ASC 820, *Fair Value Measurements and Disclosures* ("ASC 820"), which defines fair value as the price that would be received upon the sale of an asset or paid upon the transfer of a liability in an orderly transaction between market participants at the measurement date (an exit price). The transaction to sell an asset or transfer a liability is a hypothetical transaction at the measurement date, considered from the perspective of a market participant. Therefore, the objective of a fair value measurement is to determine the price that would be received to sell the asset or paid to transfer the liability at the measurement date (an exit price). A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability.

ASC 820 establishes a fair value hierarchy for the inputs used in valuation models and techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical financial instruments (Level 1) and the lowest priority to unobservable inputs (Level 3). In some cases, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. The level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input to the fair value measurement in its entirety requires considerable judgment and involves considering several factors specific to the financial instrument.

Level 1 inputs are quoted prices occurring on an arm's length basis in active markets for identical financial instruments that the reporting entity has the ability to access at the measurement date. An active market for the financial instrument is a market in which transactions for the financial instrument occur with sufficient frequency and volume to provide pricing information on an ongoing basis. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the financial instrument, either directly or indirectly. Level 3 inputs are unobservable inputs for the financial instrument.

At December 31, 2025, the investments in marketable securities owned by the Company with a balance of $3,286 represent U.S. Government securities and were included as Level 1 investments within the fair value hierarchy.

($ in thousands)

7. Indemnifications

The Company has agreed to indemnify Pershing for losses that Pershing may sustain from customer accounts introduced by the Company. At December 31, 2025, these accounts were fully collateralized by securities of such customers, thereby reducing the associated risk. As such, the Company has not recorded an accrual for this contingency at December 31, 2025.

8. Concentration of Credit Risk

The Company is engaged in various trading, brokerage and custodial activities with brokers. In the event those brokers do not fulfill their obligations, the Company may be exposed to risk. It is the Company's policy to review, as deemed necessary, the credit standing of each broker.

For the year ended December 31, 2025, a single broker cleared the majority of securities transactions.

9. Related Party

The Company provides brokerage and related services to First Manhattan Co. LLC, an affiliated investment adviser. For these services, the Company earns a fixed quarterly fee of $300, which is presented in the Statement of Income as income from affiliates. At December 31, 2025, the Company did not have any outstanding receivables for these services.

The Company has a formal expense sharing agreement ("ESA") with Parent, relying on the SEC's Notice to Members 03-63. In accordance with the ESA, Parent has agreed to provide certain services to the Company, and to be responsible for the payment of any expenses incurred in the provision of such services. Parent has submitted a schedule of costs to the Company, as well as financials demonstrating that Parent has adequate resources, independent of the Company, to pay outstanding liabilities with regards to these services. At December 31, 2025, the Company had no outstanding payables to Parent.

10. Taxes

The Company is a disregarded entity for tax purposes and therefore not liable for income tax in the jurisdiction in which the Company operates for federal or state income taxes. As a result, no provision for federal or state income taxes has been made in the accompanying financial statements.

At December 31, 2025, management determined that the Company had no uncertain tax positions that would require financial statement recognition and has not recognized any interest and penalties related to income taxes.

11. Contingencies

In the ordinary course of business, the Company may be subject to examinations by regulators. It is the opinion of the Company's management that the resolution of all known actions will not have a material effect on the financial statements of the Company.

12. Subsequent Events

The Company has evaluated subsequent events through the date of issuance of the financial statements and has determined that no subsequent events have occurred that would require disclosure in the financial statements or accompanying notes.